

07005123

BD 3/28

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53091

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2006 (MM/DD/YY) AND ENDING DECEMBER 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

BERCHWOOD PARTNERS LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

599 LEXINGTON AVENUE, SUITE 2750
NEW YORK, NY 10022


SEC MAIL PROCESSING
RECEIVED
MAR 01 2007
WASH. D.C.
210
SECTION

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DAVID W. BERCHENBRITER 212-201-3933
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ANCHIN, BLOCK & ANCHIN LLP
(Name - *if individual, state last, first, middle name*)

1375 BROADWAY	NEW YORK	NY	10018
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 03 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David Berchenbriter , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Berchwood Partners LLC** as of **December 31, 2006**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows: **NONE.**



Signature

Title

WILLIAM J. ZWART
Notary Public, State of New York
No. 02ZW6017634
Qualified in New York County
Commission Expires:



Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BERCHWOOD PARTNERS LLC AND AFFILIATE

CONSOLIDATED ANNUAL FINANCIAL REPORT

FOR THE YEAR ENDED DECEMBER 31, 2006

BERCHWOOD PARTNERS LLC AND AFFILIATE

REPORT INDEX

DECEMBER 31, 2006



Established 1923

Anchin, Block & Anchin LLP
Accountants and Consultants

1375 Broadway
New York, New York 10018
(212) 840-3456
FAX (212) 840-7066

INDEPENDENT AUDITORS' REPORT

TO BERCHWOOD PARTNERS LLC AND AFFILIATE:

We have audited the accompanying consolidated statement of financial condition of BerchWood Partners LLC and Affiliate as of December 31, 2006 and the related consolidated statements of operations, changes in members' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of BerchWood Partners LLC and Affiliate at December 31, 2006 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Anchin, Block & Anchin LLP

New York, New York
February 27, 2007

BERCHWOOD PARTNERS LLC AND AFFILIATE

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2006

ASSETS

Cash	$ 1,860,405
Cash - restricted	40,397
Fees receivable	6,041,321
Property and equipment at cost, less accumulated depreciation of $57,403	69,948
Other assets	6,357
TOTAL ASSETS	**$ 8,018,428**

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES:	
Accrued expenses	$ 345,125
Due to former member	69,408
Obligation under capitalized lease	12,356
Current income taxes payable	25,000
Deferred income taxes payable	229,000
Retirement plan contribution payable	200,833
Total Liabilities	881,722
COMMITMENTS AND CONTINGENCIES	
MEMBERS' EQUITY (INCLUDING MINORITY INTEREST IN VARIABLE INTEREST ENTITY)	7,136,706
TOTAL LIABILITIES AND MEMBERS' EQUITY	**$ 8,018,428**

See the accompanying Notes to the Consolidated Financial Statements.

BERCHWOOD PARTNERS LLC AND AFFILIATE

CONSOLIDATED STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2006

REVENUE:		
Fee income		$ **8,177,817**
EXPENSES:		
Commission expense	$ 313,125	
Employee compensation and benefits	240,252	
Retirement plan contribution	243,213	
Rent	169,952	
Consulting and professional fees	517,079	
Communications and computer expenses	114,732	
Regulatory expenses	26,582	
Travel	73,154	
Dues and subscriptions	19,831	
Depreciation	23,058	
Other expenses	59,737	
Total Expenses		**1,800,715**
OPERATING INCOME		**6,377,102**
OTHER INCOME :		
Interest income	160,305	
Other	4,519	
Total Other Income		**164,824**
INCOME BEFORE PROVISION FOR INCOME TAXES		**6,541,926**
PROVISION FOR INCOME TAXES:		
Current	147,577	
Deferred	49,001	
Total Provision for Income Taxes		**196,578**
INCOME BEFORE MINORITY INTEREST		**6,345,348**
MINORITY INTEREST IN VARIABLE INTEREST ENTITY		**(295,847)**
NET INCOME		**$ 6,049,501**

See the accompanying Notes to the Consolidated Financial Statements.

BERCHWOOD PARTNERS LLC AND AFFILIATE

CONSOLIDATED STATEMENT OF CHANGES IN MEMBERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2006

	MEMBERS	MINORITY INTEREST IN VARIABLE INTEREST ENTITY	TOTAL
Members' Equity, January 1, 2006	$ 4,419,287	$ -	**$ 4,419,287**
Distributions	(3,314,884)	(77,369)	**(3,392,253)**
Advances to members	(60,676)	(175,000)	**(235,676)**
Net income	6,049,501	295,847	**6,345,348**
Members' Equity, December 31, 2006	$ 7,093,228	$ 43,478	**$ 7,136,706**

See the accompanying Notes to the Consolidated Financial Statements.

BERCHWOOD PARTNERS LLC AND AFFILIATE

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2006

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income		$ 6,049,501
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	$ 23,058	
Deferred income taxes	49,001	
Loss on disposal of property and equipment	2,579	
Minority interest in variable interest entity	295,847	
(Increase) decrease in:		
Cash - restricted	(1,253)	
Fees receivable	(1,981,539)	
Interest receivable	112,595	
Other assets	44,627	
Increase (decrease) in:		
Accrued expenses	306,155	
Current income taxes payable	25,000	
Retirement plan contribution payable	12,833	
Total adjustments		(1,111,097)
Net Cash Provided by Operating Activities		4,938,404
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchases of property and equipment	(21,458)	
Net Cash Used in Investing Activities		(21,458)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Decrease in capitalized lease obligation	(4,847)	
Distributions to members	(3,271,479)	
Distributions to minority interest in variable interest entity	(77,369)	
Advances to members	(60,676)	
Advances to minority interest in variable interest entity	(175,000)	
Net Cash Used in Financing Activities		(3,589,371)
NET INCREASE IN CASH		1,327,575
CASH:		
Beginning of year		532,830
End of year		$ 1,860,405
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:		
Income taxes paid		$ 122,650
Interest paid		$ 888
SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING AND FINANCING ACTIVITIES:		
Increase in distributions payable to former member		$ 43,405

See the accompanying Notes to the Consolidated Financial Statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Organization:

BerchWood Partners LLC (the "Company") was organized in New York on June 8, 2000, as a limited liability company. The Company wholly owns BerchWood Limited ("BerchWood Ltd."), which is a minority partner in the BerchWood Partners LLP (the "Affiliate"), both located in the United Kingdom ("UK"). In 2006, the Company has included in its consolidated financial statements, the net assets, income and expenses of the Affiliate as it was determined to be a variable interest entity through contractual arrangements. All significant inter-company transactions between the Company and Affiliate have been eliminated in consolidation. BerchWood Ltd. had no operations during the year.

Principal Business Activity:

The Company is a registered broker with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. (NASD). The Company primarily raises capital for private equity and alternative U.S. and non-U.S. investment fund managers.

The Affiliate is registered with the UK Financial Services Authority (FSA). The Affiliate is engaged in raising capital for private equity and alternative investment fund managers in the UK and Continental Europe.

Financial Statement Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles may require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue and Expense Recognition:

The Company receives fees for acting as a placement agent. Non-refundable retainers for performance of these services are recognized as they become due on a monthly or quarterly basis. Additional fees for successful placement are recognized when the transaction closes and other terms of the agreement are satisfied.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

Revenue and Expense Recognition (Continued):

Reimbursable expenses of $228,260 have been fully offset against the related reimbursement income in the statement of operations.

Advertising costs are expensed as incurred. Advertising expense was $23,100 for the year.

Fees Receivable and Allowance for Doubtful Accounts:

The Company's fees receivable are recorded at amounts billed to customers, and presented on the statement of financial condition net of the allowance for doubtful accounts, if required. The allowance is determined by a variety of factors, including the age of the receivables, current economic conditions, historical losses and other information management obtains regarding the financial condition of customers. The policy for determining the past due status of receivables is based on how recently payments have been received. Receivables are charged off when they are deemed uncollectible, which may arise when customers file for bankruptcy or are otherwise deemed unable to repay the amounts owed to the Company.

Property and Equipment:

Property and equipment are stated at cost. Depreciation is computed on the straight-line method over the estimated useful lives of the assets.

Income Taxes:

No provision is required for federal or state taxes on the income of the Company. Under the Internal Revenue Code and similar state regulations the Company is treated as a partnership; accordingly, the income of the Company is taxed to the members. However, the Company is subject to the New York City Unincorporated Business Tax and a provision has been reflected in the financial statements. Deferred income tax expense has been recognized primarily as a result of the Company being on a cash basis for tax purposes. The total deferred tax liability is presented on the statement of financial condition.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

Foreign Currency Translation and Transactions:

Fees receivable denominated in foreign currencies are measured at the foreign exchange rate on the transaction date. At the balance sheet date and upon settlement, the receivable is re-measured at the then current rate. Gains and losses arising from these transactions are included in income.

The accounts of the Affiliate are measured in its functional currency which is the local currency (British Pounds) and translated into US Dollars. All balance sheet accounts have been translated using the current rate of exchange at the balance sheet date. Results of operations have been translated using the average rates prevailing throughout the year. Translation gains or losses, if significant, are included in other comprehensive income.

NOTE 2 - CASH SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS:

The Company is not required to maintain a special reserve bank account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission under Section K(2)ii of the Rule.

NOTE 3 - NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2006 the Company had net capital of $1,105,467 which was $1,062,776 in excess of its required minimum net capital of $42,691. The Company's ratio of aggregate indebtedness to net capital was 0.58 to 1.

NOTE 4 - FEES RECEIVABLE:

The fees receivable include $306,154 and $1,396,290 from two customers at December 31, 2006 which are payable in installments through December 2007 and October 2008 respectively. The original success fees of $385,000 and $1,630,000 were discounted at a rate of 8.25%. The total unamortized discount as of December 31, 2006 was approximately $143,000.

NOTE 5 - COMMITMENTS AND CONTINGENCIES:

Leases:

The Company rents its office space under an operating lease expiring October 10, 2008. The lease has escalation clauses that provide for additional rentals based on increases in real estate taxes and operating costs.

The Affiliate rents its office space under an operating lease expiring January 16, 2009. The future minimum payments under the noncancellable operating lease are subject to additional rentals based on increases in operating costs.

The Company is the lessee of office equipment under a capital lease expiring in 2009. At December 31, 2006 the asset of $24,737 recorded under the capital lease is included in equipment with accumulated depreciation of $15,666. Depreciation expense on this asset was $4,947 for the year.

Future minimum lease payments under the noncancellable operating leases and the present value of future minimum capital lease payments as of December 31, 2006 are as follows:

	Capital Lease	Operating Leases (including Affiliate)
Years Ending December 31,		
2007	$ 5,640	$ 150,437
2008	5,640	141,298
2009	1,880	-
Total minimum lease payments	13,160	$ 291,735
Less: amount representing interest	804	
Present value of net minimum lease payments	$ 12,356	

NOTE 5 - COMMITMENTS AND CONTINGENCIES (CONTINUED):

Letter of Credit:

A letter of credit of $36,556 was outstanding at December 31, 2006 for the Company's leased office space and is secured by a certificate of deposit which is reflected as restricted cash on the Company's statement of financial condition.

Cash Credit Risk Concentration:

The Company maintains a bank account in the New York City metropolitan area. The excess of deposit balances reported by the bank over amounts covered by federal insurance was approximately $1,733,000 at December 31, 2006.

Other Matters:

On July 26, 2006, a binding arbitration proceeding between the Company and a former member was completed settling all claims and counterclaims.

The arbitration award required the former member to delete and return the Company's data and equipment in his possession. It also specified the amount due to the former member as of December 31, 2005 and defines the methodology for computing future distributions to the former member from specified client engagements.

The financial statements reflect an estimated liability of $69,408 to the former member for amounts due and unpaid at December 31, 2006.

NOTE 6 - RETIREMENT PLAN:

The Company maintains a retirement plan which covers all eligible members and employees. Employer contributions are discretionary.

NOTE 7 - CONCENTRATION OF CUSTOMER AND CREDIT RISK:

Two customers, located in Asia and the United States, accounted for 72% and 18%, respectively of fees earned for the year. The Company has a receivable from these two customers, which account for 72% and 23%, respectively, of the accounts receivable balance as of December 31, 2006.

NOTE 8 - VARIABLE INTEREST ENTITY:

The Company wholly owns BerchWood Limited ("BerchWood Ltd") a minority partner in an affiliated entity located in the United Kingdom, BerchWood Partners LLP. The Company's consolidated statement of financial condition at December 31, 2006 includes net assets of the Affiliate which totals approximately $90,000.



Established 1923

Anchin, Block & Anchin LLP
Accountants and Consultants

1375 Broadway
New York, New York 10018
(212) 840-3456
FAX (212) 840-7066

INDEPENDENT AUDITORS' REPORT

ON

SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

TO BERCHWOOD PARTNERS LLC AND AFFILIATE:

We have audited the accompanying consolidated financial statements of BerchWood Partners LLC and Affiliate as of December 31, 2006 and have issued our report thereon dated February 27, 2007. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Anchin, Block & Anchin LLP

New York, New York
February 27, 2007

BERCHWOOD PARTNERS LLC AND AFFILIATE

COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1 AND RECONCILIATION OF THE COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1 INCLUDED IN THE COMPANY'S CORRESPONDING UNAUDITED FORM X-17A-5 PART IIA FILING WITH COMPUTATION INCLUDED IN THE REPORT PURSUANT TO RULE 17a-5(d)

AS OF DECEMBER 31, 2006

TOTAL MEMBERS' EQUITY QUALIFIED FOR NET CAPITAL		**$ 7,136,706**
ADD: ADJUSTMENTS TO NET WORTH		
Capitalized lease payable	$ 12,356	
Deferred income taxes payable	229,000	
TOTAL ADJUSTMENTS TO NET WORTH		**241,356**
LESS: NONALLOWABLE ASSETS		
Cash - restricted	40,397	
Cash - affiliate	114,572	
Fees receivable	6,041,321	
Property and equipment, net of accumulated depreciation	69,948	
Other assets	6,357	
TOTAL NONALLOWABLE ASSETS		**(6,272,595)**
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS		**1,105,467**
HAIRCUTS ON SECURITIES		**-**
NET CAPITAL		**1,105,467**
MINIMUM NET CAPITAL REQUIREMENT OF 6 2/3% OF AGGREGATE INDEBTEDNESS OF $640,366 OR $5,000 WHICHEVER IS GREATER		**42,691**
EXCESS NET CAPITAL		**$ 1,062,776**
RECONCILIATION WITH COMPANY'S COMPUTATION (INCLUDED IN PART II OF FORM X-17A-5 AS OF DECEMBER 31, 2006) SEE PAGE 16		
TOTAL AGGREGATE INDEBTEDNESS		**$ 640,366**
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		**0.58 to 1**

See Independent Auditors' Report on Supplementary Information.

BERCHWOOD PARTNERS LLC AND AFFILIATE

RECONCILIATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPTAL RULE 15c3-1 WITH COMPANY'S COMPUTATION (INCLUDED IN PART II OF FORM X-17A-5)

AS OF DECEMBER 31, 2006

Net Capital, as reported in Company's Part II (unaudited) FOCUS report As Originally Filed		$ 808,782
Adjustments to net worth not reflected in original FOCUS report filed		320,562
Net Capital, as reported in Company's Part II (unaudited) FOCUS report As Amended		1,129,344
Audit Adjustments		
To record adjustment of capitalized lease payable	$ 793	
To record increase in accrued expenses	(24,670)	
		(23,877)
Net Capital (audited)		$ 1,105,467

See Independent Auditors' Report on Supplementary Information.



Established 1923

Anchin, Block & Anchin LLP
Accountants and Consultants

1375 Broadway
New York, New York 10018
(212) 840-3456
FAX (212) 840-7066

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL BY SEC RULE 17a-5

TO BERCHWOOD PARTNERS LLC AND AFFILIATE:

In planning and performing our audit of the consolidated financial statements and supplemental schedule of BerchWood Partners LLC and Affiliate (the "Company"), as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and supplemental schedule, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatement on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Anchin, Block & Anchin LLP

New York, New York
February 27, 2007

END